United States securities and exchange commission logo





                             September 25, 2023

       Warren Rehn
       Chief Executive Officer
       Golden Minerals Company
       350 Indiana Street, Suite 650
       Golden, CO 80401

                                                        Re: Golden Minerals
Company
                                                            Registration
Statement on Form S-1
                                                            Filed September 7,
2023
                                                            File No. 333-274403

       Dear Warren Rehn:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please provide all information not eligible to be omitted pursuant to Rule 430A of the
                                                        Securities Act,
including the number of common shares, warrants, and pre-funded warrants you are
offering. Refer to Securities Act Rules Compliance and Disclosure
                                                        Interpretations 227.02.
   2. Please confirm that you will identify the name of the placement agent in a subsequent amendment prior to
requesting effectiveness of this registration statement.
 Warren Rehn
FirstName LastNameWarren
Golden Minerals Company Rehn
Comapany 25,
September NameGolden
              2023     Minerals Company
September
Page 2    25, 2023 Page 2
FirstName LastName
Exhibits

3. Please revise your exhibit index to include the placement agent agreement and purchase agreement referenced on page 24 and file all outstanding exhibits. In addition, please update Ex.107, as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Brian Boonstra